Doc. 601

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

July 25, 2002

W. John McGuire, Esq.
Morgan, Lewis & Bockius
1800 M Street, N.W.
Washington, D.C. 20036-5869

Act	1934
Section	10, 11, 15
Rule	10a-1, Reg M, 10b-17, 15c1-5, 15c1-6
Public Availability	July 25, 2002

RE: (1) iShares 1-3 Year Treasury Index Fund
(2) iShares 7-10 Year Treasury Index Fund
(3) iShares 20+ Year Treasury Index Fund
(4) iShares Treasury Index Fund
(5) iShares Gov./Credit Index Fund
(6) iShares Lehman Corp. Bond Fund
(7) iShares Goldman Sachs InvesTop Corp. Bond Fund
File No. TP 02-81

Dear Mr. McGuire:

In your letter dated July 25, 2002, as supplemented by conversations with the staff, you request on behalf of the iShares Trust ("Trust"), iShares 1-3 Year Treasury Index Fund, iShares 7-10 Year Treasury Index Fund, iShares 20+ Year Treasury Index Fund, iShares Treasury Index Fund, iShares Government/Credit Index Fund, iShares Lehman Corporate Bond Fund, and iShares Goldman Sachs InvesTop Corporate Bond Fund,[1] and persons or entities engaging in transactions in shares of the Funds ("iShares"), exemptions from, or no-action advice regarding, Section 11(d)(1) of the Securities Exchange Act of 1934 ("Exchange Act") and Rules 10a-1, 10b-10, 10b-17, 11d1-1, 11d1-2, 15c1-5 and 15c1-6 thereunder, and Rules 101 and 102 of Regulation M in connection with secondary market transactions on the American Stock Exchange ("AMEX") in iShares and the creation and redemption of Creation Units of iShares.

The Trust is an open-end management investment company, organized as a Delaware business trust on December 16, 1999, and initially consisting of 35 investment series or funds. The Trust previously received relief from the above-described rules for

[1] These iShares fixed income securities funds are collectively referred to as the "Funds".

the creation, redemption, and trading of these series on the AMEX.[2] The Funds are additional series that invest in fixed income securities ("Component Securities") to accurately track the price and performance of a particular fixed income index[3] (the "Underlying Index").[4]

We have enclosed a photocopy of your letter. Each defined term in this letter has the same meaning as defined in your letter, unless we note otherwise.

Response:

These Funds are structurally identical to the initial series issued by the Trust and approved by the Commission. Each Underlying Index that these Funds track is of sufficient size and represents liquid securities. Therefore, the relief afforded to the Trust in the TP 00-39 Letter is extended to cover trading in the Funds, as described in that letter and subject to the same limitations and conditions, except that you did not request and we do not grant any relief from Rule 14e-5 in connection with these Funds.

The foregoing exemptions from Rules 10a-1, 10b-10, 10b-17, and Rules 101 and 102 of Regulation M, and no-action positions taken under Section 11(d)(1) and Rules 11d1-1, 11d1-2, 15c1-5, and 15c1-6 are based solely on your representations and the facts presented to staff, and are strictly limited to the application of those rules to transactions involving iShares under the circumstances described above and in your letter. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those

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[2] See letter from James A. Brigagliano, Assistant Director, Division of Market Regulation to Kathleen Moriarty, Carter, Ledyard & Milburn, dated May 16, 2000, File No. TP 00-39 ("TP 00-39 Letter").

[3] The iShares 1-3 Year Treasury Index Fund will track the Lehman Brothers 1-3 Year Treasury Index, the iShares 7-10 Year Treasury Index Fund will track the Lehman Brothers 7-10 Year Treasury Index, the iShares 20+ Year Treasury Index Fund will track the Lehman Brothers 20+ Year Treasury Index, the iShares Treasury Index Fund will track the Lehman Brothers Treasury Index, the iShares Government/Credit Index Fund will track the Lehman Brothers Government/Credit Index, the iShares Lehman Corporate Bond Fund will track the Lehman Brothers Credit VLI Index, and the iShares Goldman Sachs InvesTop Corporate Bond Fund will track the Goldman Sachs InvesTop Index.

[4] The Funds will select Component Securities according to a "representative sampling" technique, which approximates the composition and performance of its Underlying Index, without necessarily owning each security in the index.

facts or representations. Moreover, the foregoing exemptions from Rules 10a-1, 10b-10, 10b-17, and Rules 101 and 102 of Regulation M, and no-action positions taken under Section 11(d)(1) and Rules 11d1-1, 11d1-2, 15c1-5, and 15c1-6 are subject to the condition that such transactions in iShares, any Component Security, or any related securities, are not made for the purpose of creating actual or apparent active trading in, or raising or otherwise affecting the price of, such securities.

These exemptions and no-action positions are subject to modification or revocation if at any time the Commission determines that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act. In addition, persons relying on these exemptions and no-action positions are directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 9(a), 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with these and other provisions of the federal or state securities laws must rest with persons relying on these exemptions and no-action positions. The Division expresses no view with respect to other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of other federal and state laws to, the proposed transactions.

For the Commission, by the Division of Market Regulation, pursuant to delegated authority,

James A. Brigagliano

James A. Brigagliano
Assistant Director

Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
Tel: 202.739.3000
Fax: 202.739.3001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 29 2002
DIVISION OF MARKET REGULATION

July 25, 2002

Mr. James A. Brigagliano
Assistant Director, Trading Practices
Office of Risk Management and Control
Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 10-1
Washington, DC 20549

Re: Request for Exemptive, Interpretive and No-Action Relief from Section 11(d)(1) of the Securities Exchange Act of 1934, as amended, and Rules 10a-1; 10b-10; 10b-17; 11d1-1; 11dl-2; 15c1- 5; and 15c1-6 and Rules 101 and 102 of Regulation M promulgated under the Securities Exchange Act of 1934: iShares 1-3 Year Treasury Index Fund, iShares 7-10 Year Treasury Index Fund, iShares 20+ Year Treasury Index Fund, iShares Treasury Index Fund, iShares Government/Credit Index Fund, iShares Lehman Corporate Bond Fund and iShares Goldman Sachs $ InvesTop™ Corporate Bond Fund

Dear Mr. Brigagliano:

The iShares Trust (the "Trust") is an open-end management investment company which was organized as a Delaware business trust on December 16, 1999. The Trust has registered over 40 investment series and plans to offer yet more series in the future (each, a "Fund" and collectively the "Funds"). The shares of each Fund are referred to herein as "iShares."

The Trust currently lists iShares of each existing Fund on a national securities exchange (an "Exchange") registered with the Securities and Exchange Commission (the "Commission"). The market prices of exchange-traded iShares may vary from their net asset values ("NAVs"). Each Fund issues and redeems iShares at their NAVs only in aggregations of a specified number of iShares, as further discussed below. Given the opportunities for arbitrage, it is not anticipated that any deviation between market price and NAV will be material.

In connection with the secondary market trading of those iShares currently offered by the Trust, the Trust on behalf of itself, the applicable Exchange, and persons or entities engaging in transactions in iShares (collectively, the "Applicants"), as the case may be, previously requested that the Commission and its staff (the "Staff") grant the appropriate exemptive, interpretive and no-action relief from Section 11(d)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Rules 10a-1, 10b-10, 14e-5, 10b-17, 11dl-1, 11d1-2, 15c1-5 and 15c1-6 under the Exchange Act, and Rules 101 and 102 of Regulation M under the Exchange Act, in connection with secondary market transactions in iShares and the creation or redemption of Creation Unit Aggregations (as defined below in Part II.A.) of iShares. The Commission and Staff has granted such relief through a series of letters.[1]

The Trust now seeks similar relief,[2] as discussed below, for seven additional series:

- iShares 1-3 Year Treasury Index Fund,
- iShares 7-10 Year Treasury Index Fund,
- iShares 20+ Year Treasury Index Fund,
- iShares Treasury Index Fund,
- iShares Government/Credit Index Fund,
- iShares Lehman Corporate Bond Fund, and
- iShares Goldman Sachs $ InvesTop™ Corporate Bond Fund

Each of the listed Funds is an "Index Fund," and together they are referred to as the "Index Funds." The Trust filed post-effective amendment numbers 10 and 15 with the Commission on June 1, 2001 and March 29, 2002, respectively, in order to register the Index Funds and their iShares under the 1940 Act and the Securities Act of 1933, as amended ("Securities Act"). The Trust is listing the iShares of the Index Funds on the American Stock Exchange (the "Amex") in accordance with Rule 1000A.[3]

The Trust notes the creation and issuance by an investment company of shares or units that individually trade on an Exchange, but that in large aggregations can be purchased from and redeemed with the issuing investment company is no longer novel. The Commission has in the past nine years considered and approved many such proposals. Some of these exchange-traded products have been trading publicly for years, and the Trust is not aware of any abuses

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[1] *See* Letters from James A. Brigagliano, Division of Market Regulation to: (1) W. John McGuire, dated October 19, 2001, File No. TP02-07, for the iShares S&P Latin America 40 Index Fund and the iShares S&P/Tokyo Stock Price Index ("TOPIX") Index Fund; (2) W. John McGuire, dated August 15, 2001, File No. TP01-160, for the iShares MSCI EAFE Index Fund; (3) W. John McGuire, dated July 10, 2001, File No. TP01-161, for the iShares Goldman Sachs Technology Industry Multimedia Networking, Goldman Sachs Technology Industry Semiconductor, Goldman Sachs Technology Industry Software, Russell Midcap, Russell Midcap Growth, and Russell Midcap Value Index Funds; (4) Liza M. Ray, dated March 13, 2001, File No. TP01-106, for the iShares Goldman Sachs Technology Index Fund; (5) James T. McHale, dated February 1, 2001, File No. TP01-60, for the iShares Cohen & Steers Realty Majors and the Nasdaq Biotechnology Index Funds; (6) Mary Joan Hoene, dated September 5, 2000, File No. TP00-135 and December 1, 2000, File No. TP01-16, respectively for the iShares S&P 100 and S&P Global 100 Index Funds; and (7) Kathleen H. Moriarty, dated May 16, 2000, File No. TP00-39 for 35 iShares Funds.

[2] However, in this case, please note that the Trust is not seeking relief under Rule 14e-5.

[3] *See* Release No. 34-46252 (July 24, 2002).

associated with them. Indeed, several of the products have been so embraced by investors that they routinely are among the highest volume securities on the exchanges on which they trade.[4]

I. Parties

A. The Index Funds

Each Index Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of a different benchmark index (each an "Underlying Index"). Each Index Fund intends to qualify as a "regulated investment company" for purposes of the Internal Revenue Code. The seven different Funds, along with their Underlying Indices, are:

iShares Fund	Index
1-3 Year Treasury Index Fund	Lehman Brothers 1-3 Year Treasury Index
7-10 Year Treasury Index Fund	Lehman Brothers 7-10 Year Treasury Index
20+ Year Treasury Index Fund	Lehman Brothers 20+ Year Treasury Index
Treasury Index Fund	Lehman Brothers Treasury Index
Government/Credit Index Fund	Lehman Brothers Government/Credit Index
Lehman Corporate Bond Fund	Lehman Brothers Credit VLI Index
Goldman Sachs $ InvesTop™ Corporate Bond Fund	Goldman Sachs InvesTop Index

[4] The Commission has previously granted to the Amex exemptive and no-action relief under Rules 10a-1; 10b-6; 10b-7; 10b-10; 14e-5 (formerly 10b-13); 10b-17; 11d1-2; 15cl-5; and 15cl-6 under the Exchange Act with respect to the trading of SPDRs® and MidCap SPDRs™; Select Sector SPDRs™, and The Nasdaq-100 Trust(SM); *see* letter from Nancy J. Sanow, Assistant Director, Division of Market Regulation to James F. Duffy, Senior Vice President and General Counsel, Amex, dated January 22, 1993 (regarding SPDRs); letter from Nancy J. Sanow, Assistant Director, Division of Market Regulation to James F. Duffy, Executive Vice President and General Counsel, Amex, dated April 21, 1995 (regarding MidCap SPDRs); letters dated December 14, 1998 and December 22, 1998, respectively, from Larry E. Bergman, Senior Associate Director, Division of Market Regulation and James A. Brigagliano, Assistant Director, Division of Market Regulation, to Stuart M. Strauss, Gordon, Altman, Butowsky, Weitzen, Shalov (each regarding Select Sector SPDRs); letter from James A. Brigagliano, Assistant Director, Division of Market Regulation to James F. Duffy, Executive Vice President and Counsel, Amex, dated March 3, 1999 (regarding Nasdaq 100). The Commission also granted similar exemptive or no-action relief to The CountryBaskets(SM) Index Fund, Inc. with respect to the trading of CountryBaskets(SM); *see* letter from Nancy J. Sanow, Assistant Director, Division of Market Regulation to Michael Simon, Milbank, Tweed, Hadley & McCloy, dated March 22, 1996, and letter from Nancy J. Sanow, Assistant Director, Division of Market Regulation to Tuuli-Ann Ristkok, Donovan Leisure Newton & Irvine and Stephen K. West, Sullivan & Cromwell, dated March 22, 1996; and Foreign Fund, Inc. with respect to the trading of World Equity Benchmark Shares™ (now called iShares MSCI); *see* letter from Nancy J. Sanow, Assistant Director, Division of Market Regulation to Donald R. Crawshaw, Sullivan & Cromwell, dated April 17, 1996, and letter from James A. Brigagliano, Division of Market Regulation to Donald R. Crawshaw, Esq. dated May 10, 2000. The Commission also granted the Amex exemptive and no-action relief with respect to the trading of DIAMONDS(SM), including relief under Rule 101 of Regulation M; *see* letter from Larry E. Bergman, Senior Associate Director, Division of Market Regulation to James F. Duffy, Amex, dated January 9, 1998.

Each Fund will invest at least 90% of its total assets in the bonds of its Underlying Index.

The Underlying Indices. Each Index is market capitalization weighted and includes all of the securities that meet the index criteria for each Index. Each Index is made up exclusively of securities that are: (i) non-convertible, (ii) denominated in U.S. dollars, (iii) rated investment grade (Baa3 or better) by Moody's Investors Service, (iv) fixed rate, and (v) have more than 150 million par outstanding. Excluded from each Index are certain special issues, such as flower bonds, targeted investor notes ("TINs"), and state and local government series bonds ("SLGs"), and coupon issues that have been stripped from assets that are already included in the Index. The constituents of each Index are updated on the last calendar day of each month.

Index Valuation. Each Index is valued using end of day bid side prices, as marked by Lehman Brothers or Goldman Sachs. Intra-month cash flows contribute to monthly returns, but they are not reinvested during the month and do not earn a reinvestment return. Total returns are calculated based on the sum of price changes, gain/loss on repayments of principal, and coupon received or accrued, expressed as a percentage of beginning market value. The value of each Index will be updated on a real-time basis and disseminated at regular intervals throughout the trading day.

The Individual Index Funds

iShares 1-3 Year Treasury Index Fund. This Fund will be invested and reinvested primarily in a portfolio of fixed income securities with the objective of approximating the total rate of return of the short-term sector of the United States Treasury market as defined by the Lehman Brothers 1-3 Treasury Index. The Index includes all publicly issued, U.S. Treasury securities that have a remaining maturity of between 1 and 3 years. As of December 31, 2001, there were 37 issues included in the Index and the profile of the Index was as follows:

Index Capitalization And Concentration	Total Index Market Capitalization	USD 47,628,000,000
	Number of Constituents	37
	Percent in Ten Largest Constituents	41.51%
Index Characteristics	Duration	1.73 years
	Yield to Worst	2.86%
	Average Coupon	5.29%
	Average maturity	1.84 years
Sector Weightings	US Treasury Securities	100%

iShares 7-10 Year Treasury Index Fund. This Fund will be invested and reinvested primarily in a portfolio of fixed income securities with the objective of approximating the total rate of return of the intermediate-term sector of the United States Treasury market as defined by the Lehman Brothers 7-10 Year Treasury Index. The Index includes all publicly issued, U.S. Treasury

securities that have a remaining maturity of between 7 and 10 years. As of February 28, 2002, approximately 15% of the Index's market capitalization consisted of bonds with imbedded call options. As of December 31, 2001, there were 10 issues included in the Index and the profile of the Index was as follows:

Index Capitalization And Concentration	Total Index Market Capitalization	USD 149,113,520,000
	Number of Constituents	13
	Percent in Ten Largest Constituents	93.18%
Index Characteristics	Duration	6.23 years
	Yield to Worst	4.87%
	Average Coupon	6.42%
	Average maturity	8.50 years
Sector Weightings	US Treasury Securities	100%

<u>iShares 20+ Year Treasury Index Fund</u>. This Fund will be invested and reinvested primarily in a portfolio of fixed income securities with the objective of approximating the total rate of return of the long-term sector of the United States Treasury market as defined by the Lehman Brothers 20+ Year Treasury Index. The Index includes all publicly issued, U.S. Treasury securities that have a remaining maturity greater than 20 years. As of December 31, 2001, there were 19 issues included in the Index and the profile of the Index was as follows:

Index Capitalization And Concentration	Total Index Market Capitalization	USD 227,911,642,000
	Number of Constituents	19
	Percent in Ten Largest Constituents	64.40%
Index Characteristics	Duration	12.77 years
	Yield to Worst	5.73%
	Average Coupon	6.35%
	Average maturity	24.71 years
Sector Weightings	US Treasury Securities	100%

<u>iShares Treasury Index Fund</u>. This Fund will be invested and reinvested primarily in a portfolio of fixed income securities with the objective of approximating the total rate of return of the United States Treasury market as defined by the Lehman Brothers Treasury Index. The Index includes all publicly issued, U.S. Treasury securities that have more than 1 year remaining to maturity. As of February 28, 2002, 5% of the Index's market capitalization consisted of bonds with imbedded call options. As of December 31, 2001, there were 118 issues included in the Index and the profile of the Index was as follows:

Index Capitalization And Concentration	Total Index Market Capitalization	USD 1,514,074,000,000
	Number of Constituents	118
	Percent in Ten Largest Constituents	17.47%
Index Characteristics	Duration	5.87 years
	Yield to Worst	4.36%
	Average Coupon	6.38%
	Average maturity	9.45 years
Sector Weightings	US Treasury Securities	100%

iShares Government/Credit Bond Index Fund. This Fund will be invested and reinvested primarily in a portfolio of fixed income securities with the objective of approximating the total rate of return of the United States market for all investment grade corporate, non-corporates (sovereign, supranational, foreign agencies and foreign local government with SEC registered issues are included) and government bonds, as defined by the Lehman Brothers Government/Credit Index. As of February 28, 2002, 3% of the Index's market capitalization consisted of bonds with imbedded call options. As of December 31, 2001, there were 4,818 issues included in the Index and the profile of the Index was as follows:

Index Capitalization And Concentration	Total Index Market Capitalization	USD 4,178,167,808,000
	Number of Constituents	4,818
	Percent in Ten Largest Constituents	6.50%
Index Characteristics	Duration	5.40 years
	Yield to Worst	5.19%
	Average Coupon	6.50%
	Average maturity	9.09 years
Sector Weightings	US Treasury Securities	36.23%
	Agency Securities	18.3%
	Corporate Securities	45.5%

Ten Largest Issuers	Amount (Millions)	% of Index
US Treasury	1,355,431	36.23
Federal Natl Mtg Assoc	342,308	8.19
Federal Home Ln Mtg	237,971	5.69
Federal Home Loan Bank	144,216	3.45
Ford Capital	69,320	1.66
Citi Group	48,271	1.15
General Motors	46,581	1.11
Resolution Funding Corp	40,602	1.02
International Bank Rec Dev	29,049	0.65
General Electric	27,374	0.65

iShares Lehman Corporate Bond Fund. This Fund will be invested and reinvested primarily in a portfolio of fixed income securities with the objective of approximating the total rate of return of the United States market for actively traded investment grade corporate and non-corporate (sovereign, supranational, foreign agencies and foreign local governments with SEC registered issues included) bonds, as defined by the Lehman Brothers Credit VLI Index. As of December 31, 2001, there were 84 issues included in the Index and the profile of the Index was as follows:

Index Capitalization And Concentration	Total Index Market Capitalization	USD 186,349,034,000
	Number of Constituents	84
	Percent in Ten Largest Constituents	23.82
Index Characteristics	Duration	5.50 years
	Yield to Worst	6.25%
	Average Coupon	6.83%
	Average maturity	9.1 years
Sector Weightings	Corporate Securities	100.00%

Ten Largest Issuers

Issuer	Par Amt(millions)	% of Index
Ford	6,500	3.60
General Motors	5,500	2.94
World Com	4,600	2.61
Citicorp	4,250	2.48
Int'l Bank for Recon & Dev	4,000	2.20
European Inv Bank	4,000	2.18
Deutsche Telekom	3,500	2.07
Wal-mart Stores	3,500	2.07
Morgan Stanley	3,500	1.96
Inter Amer Dev Bank	3,000	1.71

iShares Goldman Sachs $ InvesTop™ Corporate Bond Fund. This Fund will be invested and reinvested primarily in a portfolio of fixed income securities with the objective of approximating the total rate of return of the of the U.S. investment grade corporate bond market as defined by the Goldman Sachs InvesTop Index. As of February 1, 2002, there were 30 issues included in the Index[5] and the profile of the Index was as follows:

Index Capitalization And Concentration	Total Index Market Capitalization	USD 76,349,115,131
	Number of Constituents	30

[5] As of July 1, 2002, the Index increased the number of its issues to 100 and, for the first time, allowed the inclusion of up to three bonds per issue (one per maturity range).

Morgan Lewis
COUNSELORS AT LAW

	Percent of Market Value in Ten Largest Constituents	35.57%
Index Characteristics	Duration	6.25 years
	Yield-to-Worst	6.25%
	Average Coupon	6.91%
	Average Maturity	10.26 years
Sector Weightings	Corporate Securities	100.00%

Index Composition — Since the Index is equally weighted by par value (with modifications), we have included all of the Index constituents, not just the top ten holdings.

Issuer	*Amount Outstanding* ($ millions)	*% of Index* (market value)
General Motors	5,500	3.30%
Citigroup	4,250	3.58%
Deutsche Telekom	3,500	3.59%
Morgan Stanley	3,500	3.26%
AT&T Wireless	3,000	3.52%
Bank of America	3,000	3.52%
Goldman Sachs	2,850	3.36%
Ford Motors	2,500	3.27%
Telefonica	2,500	3.58%
Qwest US-West	2,250	3.26%
JPMorgan Chase	2,000	3.32%
Unilever	1,750	3.60%
Wells Fargo	1,750	3.35%
Sprint	1,650	3.39%
Worldcom	4,600	3.25%
AT&T	3,000	2.86%
British Telecom	2,800	3.77%
DaimlerChrysler	1,500	3.53%
Banc One	2,500	3.21%
Household Finance	2,000	3.15%
Bristol-Myers	2,500	3.13%
Credit Suisse	2,250	3.18%
National Rural Util	1,800	3.17%
Lehman Bros	1,750	3.23%
Countrywide Homes	1,625	3.09%
Wal-Mart	1,500	3.17%
Fleet Boston	1,500	3.41%

GE Capital	1,350	3.38%
First Union	1,300	3.47%
Hewlett-Packard	1,000	3.12%

Representative Sampling. Each Index Fund will use "Representative Sampling" to track its Underlying Index. This means that each Index Fund will be invested in a representative sample of securities in its Underlying Index. Each Index Fund is expected to have a similar investment profile, including risk and return characteristics, as its Underlying Index. Securities selected have aggregate investment characteristics, fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the relevant Underlying Index. (The securities owned by each Index Fund are hereinafter referred to as "Fund Securities.") A fund that uses Representative Sampling generally does not hold all of the securities that are included in its Underlying Index.

B. The Advisor

Barclays Global Fund Advisors ("BGFA" or the "Advisor") serves as advisor to each Index Fund pursuant to an investment advisory agreement between the Trust and BGFA. BGFA is located at 45 Fremont Street, San Francisco, California 94105. It is a wholly-owned subsidiary of Barclays Global Investors, N.A. ("BGI"), which in turn is an indirect subsidiary of Barclays Bank PLC. BGI, and its affiliates, is the world's largest manager of institutional investment assets. As of September 30, 2001, BGI and its affiliates, including BGFA, managed, administered or advised assets aggregating in excess of $703 billion.

C. The Distributor

SEI Investments Distribution Company (the "Distributor") acts as the distributor of iShares in Creation Unit Aggregations. The Distributor has entered into an agreement with the Trust pursuant to which it will distribute iShares of each Fund, including the Index Funds. The agreement will continue for two years from its effective date and will be renewable annually thereafter. iShares will be continuously offered for sale by the Funds through the Distributor only in Creation Unit Aggregations, as described in the Trust's prospectus. The Distributor will deliver the Trust's prospectus and statement of additional information to persons purchasing Creation Unit Aggregations and will maintain records of both orders placed with it and confirmations of acceptance furnished by it. The Distributor is a broker-dealer registered under the Exchange Act and a member of the National Association of Securities Dealers, Inc. The Distributor has no role in determining the investment policies of the Funds or which securities are to be purchased or sold by the Funds.

D. Management - Indexing Approach

The Trust's Board of Trustees (the "Board") has responsibility for the overall management of the Funds. The Advisor, subject to the supervision of the Board, is responsible for the investment management of each Fund. As described in the Trust's prospectus, the Funds are not managed according to traditional methods of "active" investment management, which involve the buying and selling of securities based upon economic, financial and market analysis and investment judgment. Instead, each Fund attempts to approximate the investment performance of an Underlying Index by investing in a portfolio of fixed-income securities that seeks to replicate the relevant Underlying Index through the use of quantitative analytical procedures. Fund assets not invested in securities that comprise the relevant Underlying Index may be invested in index futures tied to such Underlying Index.

II. Proposal

A. Reason for this Request

It is currently expected that the Index Funds will issue and redeem iShares only in aggregations of 50,000 iShares ("Creation Unit Aggregations") and that purchasers of Creation Unit Aggregations will be able to separate the Creation Unit Aggregations into 50,000 individual iShares. It is expected that a Creation Unit Aggregation will have an initial value ranging from approximately $8.0 million to approximately $10.0 million. The number of iShares in a Creation Unit Aggregation will not change (except in the event of a stock split or similar revaluation).

The Trust currently intends to submit an application to list iShares of each Index Fund on the Amex. It is not expected that the Distributor or any other entity will maintain a secondary market in individual iShares. One or more Amex member firms will act as designated specialists and maintain a market for the iShares that trade on the Amex. iShares of each Index Fund will trade on the Amex in a manner similar to the way other exchange-traded funds, such as the other iShares Funds, iShares MSCI, SPDRs, MidCap SPDRs, DIAMONDS, Select Sector SPDRs, and Nasdaq-100 Shares trade on the Amex.

As stated earlier, the Trust has filed with the Commission a registration statement to permit the Trust to offer and sell iShares of each Index Fund. The various disclosure documents and marketing materials will describe the significant features of iShares.

iShares are registered in book-entry form only; an Index Fund will not issue individual share certificates for iShares. The Depository Trust Company ("DTC") or its nominee will be the record or registered owner of all outstanding iShares. Beneficial ownership of iShares will be shown on the records of DTC or a broker-dealer that is a participant in DTC (a "DTC Participant").

Beneficial Owners of iShares ("Beneficial Owners") will receive all of the statements, notices, and reports required under the 1940 Act and other applicable laws. They will receive, for example, annual and semi-annual reports, written statements accompanying dividend payments, proxy statements, annual notifications detailing the tax status of distributions, IRS Form 1099-DIVs, etc. Because the Trust's records reflect ownership of iShares by DTC only, the Trust will furnish these statements, notices, and reports to the DTC Participants who, in turn, will be responsible for distributing them to the Beneficial Owners. This arrangement is identical to that of the other iShares Funds listed on the Amex, iShares MSCI, SPDRs, Mid Cap SPDRs, DIAMONDS, Select SPDRs, and Nasdaq-100 Shares, and is similar to that used by funds whose shares are owned through mutual funds supermarket intermediaries, such as Charles Schwab's OneSource.

B. Purchasing iShares

Each Index Fund will issue iShares only in Creation Unit Aggregations and generally only in exchange for an in-kind deposit of securities by the purchaser, together with a deposit of a specified cash payment described more fully below. The in-kind deposit will consist of a basket of securities (the "Deposit Securities") selected by the Advisor to correspond to the price and yield performance of the Underlying Index. The identities and amounts of the Deposit Securities will be determined by the Advisor and made publicly available. By requiring that purchase (and redemption) transactions involving iShares be in-kind, rather than in cash, the Trust can minimize portfolio turnover, brokerage expenses, and other transaction costs.[6]

Each Index Fund will offer and sell iShares in Creation Unit Aggregations through the Distributor on a continuous basis at the net asset value ("NAV") per share next determined after receipt of an order in proper form. The NAV of iShares will be determined as of the close of regular trading on the NYSE on each day that the NYSE is open (a "Business Day").

Individual iShares of each Index Fund will be listed on the Amex and traded in the secondary market in the same manner as other securities. The price of iShares trading on the Amex will be based on a current bid/offer market and may vary from net asset value. No secondary sales will be made to brokers or dealers at a concession by the Distributor or by an Index Fund. Transactions involving the sale of iShares on the Amex -- which will be between purchasers and sellers and will not involve an Index Fund -- will be subject to customary brokerage commissions or mark-ups and charges.

The pricing of iShares of an Index Fund by means of bids and offers on the Amex in the secondary market is not novel. As noted above, iShares of most of the Trust's other Funds are listed and traded on the Amex. This is the method by which the shares of closed-end investment companies are priced and sold after initial issuance. This also is the method employed by SPDRs, MidCap SPDRs, DIAMONDS, iShares MSCI, Nasdaq-100 Shares, and Select Sector SPDRs, whose individual iShares all trade on the Amex. Applicants have been informed that SPDRs, MidCap SPDRs, DIAMONDS, iShares MSCI, Nasdaq-100 Shares, and Select Sector SPDRs have traded at, or very close to, their respective NAVs since their trading commenced.[7]

[6] Notwithstanding the benefits of in-kind transactions, the Funds may allow a purchaser to substitute cash for some or all of the Deposit Securities.

[7] An exception is the experience of the Malaysia (Free) iShares MSCI Index Fund, which announced that it was suspending creations and discouraging redemptions following the imposition of capital controls by the Malaysian government in September 1998. Since the time of that announcement, the Malaysia iShares MSCI have traded on the Amex at substantially wider spreads to NAV than they had prior to the announcement. Applicants note that the pricing of iShares MSCI generally is subject to additional factors not relevant to exchange-traded funds which are based on underlying indices primarily composed primarily of U.S. securities. These factors include non-overlapping trading hours of domestic and foreign exchanges, currency conversion factors, and local holiday schedules.

Like those products, the price at which iShares of each Index Fund trade on the Amex will be disciplined by arbitrage opportunities created by the ability to purchase or redeem Creation Unit Aggregations at NAV, which should ensure that iShares similarly do not trade at a material premium or discount in relation to NAV.

C. Placement of Orders to Purchase Creation Unit Aggregations

All orders to purchase iShares of an Index Fund must be placed with the Distributor by or through an "Authorized Participant," which is a DTC Participant. An Index Fund will recoup the costs of issuing a Creation Unit Aggregation by imposing a "Transaction Fee" on investors purchasing or redeeming Creation Unit Aggregations. The purpose of the Transaction Fee is to impose the costs associated with the purchase and redemption of Creation Unit Aggregations on those purchasing and redeeming.[8] The statement of additional information for each Index Fund will provide complete disclosure about the Transaction Fee.

All orders to purchase Creation Unit Aggregations must be received by the Distributor no later than the closing time of the NYSE ("Closing Time") on the date the order is placed (the "Transmittal Date") in order for the purchaser to receive the NAV determined on the Transmittal Date. The Distributor will maintain a record of Creation Unit Aggregation purchases.

The Distributor will transmit all purchase orders to each Index Fund. Any order that is not in proper form will be rejected. After an Index Fund has accepted a purchase order and received delivery of the Deposit Securities and any accompanying cash payment, DTC will instruct it to initiate "delivery" of the appropriate number of iShares to the book-entry account specified by the purchaser. The Distributor will furnish a prospectus and a confirmation to those placing purchase orders.

D. Payment for Creation Unit Aggregations

Persons purchasing Creation Unit Aggregations from an Index Fund generally must make an in-kind deposit of Deposit Securities together with an amount of cash specified by the Advisor (the "Balancing Amount"). The Deposit Securities and the Balancing Amount collectively are referred to as the "Fund Deposit." As noted above, the Deposit Securities correspond generally to Fund Securities of the Index Funds. The Balancing Amount is a cash payment designed to ensure that the NAV of a Fund Deposit is identical to the NAV of the Creation Unit Aggregation it is used to purchase. The Balancing Amount is an amount equal to the difference between the NAV of a Creation Unit Aggregation and the market value of the Deposit Securities.[9]

[8] Where a Fund permits an in-kind purchaser to substitute cash in lieu of depositing one or more Deposit Securities, the purchaser will be assessed a higher Transaction Fee to offset the increased cost to the Fund of buying or selling those particular Deposit Securities.

[9] If the market value of the Deposit Securities is greater than the NAV of a Creation Unit Aggregation, then the Balancing Amount will be a negative number, in which case the Balancing Amount will be paid by the Fund to the purchaser, rather than vice-versa.

The Advisor will make available through the Distributor on each business day, prior to the opening of trading on the Amex, a list of the name and the required number of units of each Deposit Security to be included in the Fund Deposit for an Index Fund.[10] The Advisor also will make available on a daily basis information about the previous day's Balancing Amount. In addition, the following information will be disseminated: (i) continuously throughout the trading day, through the facilities of the consolidated tape, the market price of an iShare, and (ii) every 15 seconds throughout the trading day, as calculated by Bloomberg, the estimated NAV of an iShare (which estimate is expected to be accurate to within a few basis points). Comparing these two figures allows an investor to determine whether, and to what extent, iShares of the Index Funds are selling at a premium or a discount to NAV.

Each Index Fund reserves the right to require the substitution of an amount of cash to replace any Deposit Security. Substitution might be required, for example because one or more Deposit Securities: (1) may be unavailable, or may not be available in the quantity needed to make a Fund Deposit; (2) may not be eligible for transfer,[11] (3) may not be eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting, or (4) may be in the process of being deleted from an Underlying Index. Brokerage commissions incurred by a Fund to acquire any Deposit Security not part of a Fund Deposit are expected to be immaterial, and in any event the Advisor may adjust the relevant Transaction Fee to collect the extra expense from the purchaser.

E. <u>Redemption of iShares</u>

Just as iShares can be *purchased* from an Index Fund only in Creation Unit size aggregations, such shares or units similarly may be *redeemed* only if tendered in Creation Unit size aggregations (except in the event an Index Fund is liquidated). As required by law, redemption requests in good order will receive the NAV next determined after the request is made. Except in unusual circumstances, iShares will generally be redeemed in-kind, together with a small cash payment, as described more fully below.

iShares in Creation Unit Aggregations of an Index Fund will be redeemable on any day on which the NYSE is open in exchange for a basket of securities ("Redemption Securities") and a cash payment. The Redemption Securities received by a redeeming investor will be those Fund Securities announced by BGFA on the Business Day that the request for redemption is received in final form. Depending on whether the NAV of a Creation Unit Aggregation is higher or lower than the market value of the Redemption Securities, the redeemer of a Creation Unit Aggregation will either receive from or pay to an Index Fund a cash amount equal to the Balancing Amount.

[10] The identity and number of units of the Deposit Securities required for a Fund Deposit will change from time to time in response to changes in the composition of an Underlying Index, or corporate actions, or portfolio adjustments by the Advisor.

[11] It is rare that a security likely to be a Deposit Security is ineligible for transfer.

An Index Fund may make redemptions partly in cash in lieu of transferring one or more Redemption Securities to a redeeming investor if an Index Fund determines, in its discretion, that such alternative is warranted. For example, this could happen if the redeeming investor is unable, by law or policy, to own a particular Redemption Security.

As with purchases, redemptions of iShares in Creation Unit Aggregations will include a Transaction Fee.

F. Dividend Reinvestment Service

The Trust will not make the DTC book-entry Dividend Reinvestment Service (the "Service") available for use by Beneficial Owners for reinvestment of their cash proceeds but certain brokerage firms may make the Service available to their clients. The Trust's disclosure documents will inform investors of this fact and direct interested investors to contact such investor's broker to ascertain the availability and a description of the Service through such broker. The Trust's disclosure documents will also caution interested Beneficial Owners that they should note that each broker may require investors to adhere to specific procedures and timetables in order to participate in the Service and such investors should ascertain from their broker such necessary details. iShares acquired pursuant to the Service will be held by the Beneficial Owners in the same manner, and subject to the same terms and conditions, as for original ownership of iShares. No Balancing Amount will be required in connection with acquiring these iShares because such acquisition is a secondary market transaction and not a creation of iShares at current NAV. Brokerage commissions, if any, incurred in purchasing iShares with the cash from the distributions will be an expense borne by the Beneficial Owners participating in reinvestment through the Service.

G. Disclosure Documents

The purchase of iShares in Creation Unit Aggregations or in secondary market transactions will be accompanied or preceded by a statutory prospectus.[12]

The Distributor will coordinate the production and distribution of prospectuses to broker-dealers. It will be the responsibility of the broker-dealers to ensure that a prospectus is provided to each secondary market purchaser of iShares.

H. Comparison of the Trust to the Other Funds Which Have Sought Similar Commission Action

[12] The Trust has filed an application to seek an exemption from Section 24(d) of the 1940 Act. *In the Matter of iShares, Inc., et al.* (File No. 812-10884). If granted, the exemption would be conditioned on an undertaking that investors purchasing iShares from or through dealers in the secondary market will receive a short "Product Description" or other similar disclosure document in lieu of the lengthier statutory prospectus. The Product Description, if permitted, will provide a plain English description of the relevant Fund and the iShares it issues.

The relief requested in this letter is similar to the relief granted by the Commission to the other Funds of the Trust which currently are listed and traded on the Amex, Chicago Board Options Exchange ("CBOE"), and NYSE, and to the iShares MSCI Index Funds (formerly known as WEBS, and the Foreign Fund), the Select Sector SPDR Trust, and CountryBaskets Index Fund. The relief requested herein also is similar to that granted to certain unit investment trusts, namely SPDR Trust, Series I; MidCap SPDR Trust, Series 1; Diamonds Trust, Series 1; and Nasdaq-100 Trust, Series 1,[13] all of which are listed on the Amex.

III. Requests for Relief

A. Rule 10a-1

Rule 10a-1(a)(1)(i) provides that a short sale of an exchange-traded security may not be effected below the last regular-way sale price, or at such price unless such price is above the next preceding price at which a sale was reported. The Trust believes that relief from the application of Rule 10a-1 to secondary market transactions in iShares of the Index Funds is appropriate insofar as iShares are derivative securities based on an index of fixed-income securities. Application of Rule 10a-1 to transactions of the Index Funds' iShares would not further the rule's purposes, and exempting such transactions would not be inconsistent with such rule.

A primary purpose of Rule 10a-1 is to prevent the market price of an exchange-traded security from being manipulated downward by unrestricted short selling. The market prices of iShares of the Index Funds will fluctuate in accordance with changes in net asset value and supply and demand on the Amex. Price differences may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for iShares will be closely related to, but not identical to, the same forces influencing the prices of the component securities of the Underlying Indices of the Index Funds trading individually or in the aggregate at any point in time. Any temporary disparities in market value between iShares and the relevant component securities would tend to be corrected immediately by arbitrage activity. Moreover, iShares in Creation Unit Aggregations or multiples thereof may be redeemed on any Business Day. Under these circumstances, it would appear to be economically futile for short sales in iShares to be utilized to depress iShare prices.

The trading market for iShares of the Index Funds would be adversely affected if Rule 10a-1 operated to prevent dealers or the specialist from making short sales of iShares to satisfy customer demand in the absence of an uptick. Requiring an investor to utilize another means to achieve such investor's investment goals would be detrimental to the market for iShares and contrary to the public interest in liquid, efficient securities markets.

For the reasons set forth above, the Trust requests that the Commission grant an exemption from Rule 10a-1 to permit sales of iShares of the Index Funds without regard to the "tick" requirements of Rule 10a-1.

[13] See *supra* footnote 1.

B. Rule 101 of Regulation M

Generally, Rule 101 of Regulation M is an anti-manipulation regulation that, subject to certain exemptions, prohibits any "distribution participant" and its "affiliated purchasers" from bidding for, purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of a distribution until after the applicable restricted period, except as specifically permitted in Regulation M. The provisions of Rule 101 apply to underwriters, prospective underwriters, brokers, dealers, and other persons who have agreed to participate or are participating in a distribution of securities.

We understand that while broker-dealers that: (i) tender Deposit Securities through the Distributor in return for Creation Unit Aggregation(s) or (ii) redeem Creation Unit Aggregations generally will not be part of a syndicate or selling group, and while no broker-dealer will receive fees, commissions or other remuneration from the Trust or the Distributor for the sale of Creation Unit Aggregations, under certain circumstances such broker-dealers could be deemed to be "underwriters" or "distribution participants" as those terms are defined in Rule 100(b).

The Trust respectfully requests that the Commission grant an exemption from Rule 101, as discussed below, to permit persons participating in a distribution of iShares of an Index Fund to bid for or purchase, redeem or engage in other secondary market transactions in such iShares during their participation in such distribution.

Paragraph (c)(4) of Rule 101 exempts from its application, *inter alia*, redeemable securities issued by an open-end management investment company (as such terms are used in the 1940 Act). The Trust is registered as an open-end management investment company under the 1940 Act. However, iShares are not redeemable except in Creation Unit Aggregations. Due to the redeemability of the iShares in Creation Unit Aggregations, there should be little disparity between the iShares' market price and their net asset value per iShare. Accordingly, the rationale for exempting redeemable securities of open-end management investment companies from the application of Rule 101 is equally applicable to iShares. Although redemption is subject to the condition of tendering sufficient iShares in Creation Unit Aggregations, the Trust otherwise will function as an open-end fund continuously offering its shares or units. It is in recognition of the special nature of such offerings that open-end management investment company and unit investment trust securities are exempted under paragraph (c)(4). Without such an exemption, they could not operate as intended. In view of the foregoing, the Trust requests that the Commission confirm that as a result of registration of the Trust as an open-end management investment company and the redeemable nature of the iShares in Creation Unit Aggregations, transactions in the iShares of the Index Funds would be exempted from Rule 101 on the basis of the exception contained in (c)(4) of such rule.

The purpose of Rule 101 is to prevent persons from conditioning the market to facilitate a distribution. Creation Unit Aggregations of iShares may be created, and iShares in Creation Unit Aggregations may be redeemed in-kind at net asset value, on any Business Day. Holders of iShares also have the benefit of intra-day secondary market liquidity by virtue of the Exchange listing. Thus, the secondary market price of iShares should not vary substantially from their net asset value. Because of the redeemability of iShares in Creation Unit Aggregations, any significant disparity between the market price of iShares and net asset value should be eliminated by arbitrage activity. Because the net asset value of iShares is based on the market value of an Index Fund's portfolio, transactions involving iShares (creations from and redemptions with an Index Fund, purchases and sales in the secondary market) will not affect net asset value. Similarly, such transactions should not have a significant effect on the market value of iShares.

In view of the lack of any special financial incentive to create Creation Unit Aggregations of iShares, combined with a predictable lack of any meaningful potential for the issuance and the secondary market trading of iShares to affect significantly iShare pricing, application of Rule 101 to a broker-dealer or other person who may be participating in a distribution of iShares is unnecessary and inappropriate, and could unnecessarily hinder broker-dealers or other persons in their creation and redemption activities, in their day-to-day ordinary business of buying and selling securities and iShares and thus undermine the potential beneficial market effect of iShare trading.[14]

C. Rule 102 of Regulation M

The Trust also requests that the Commission confirm that, as a result of registration of the Trust as an open-end management investment company and the redeemable nature of iShares in Creation Unit Aggregations, for the reasons previously stated under the request with respect for relief under Rule 101(c)(4), transactions in iShares of the Index Funds would be exempted from Rule 102 on the basis of the exception contained in paragraph (d)(4) of such rule. Application of Rule 102 in this context would not further the anti-manipulative purposes underlying the rule.

The purpose of Rule 102 is to prevent persons from manipulating the price of a security during a distribution and to protect the integrity of the offering process by prohibiting activities that could artificially influence the market for that particular security. The Trust respectfully requests that the Commission grant an exemption under paragraph (e) of Rule 102 to allow the Index Funds to redeem iShares in Creation Unit Aggregations during the continuous offering of iShares. The Trust respectfully submits that the redemptions described in this letter do not constitute a manipulative or deceptive practice within the purpose of Rule 102 and are eligible for an exemption from the provisions of Rule 102 to allow the Index Funds to redeem iShares in Creation Unit Aggregations during the continuous offering of iShares.[15]

[14] Please note that we are not requesting relief from the provisions of Rule 101 to the extent necessary to permit certain transactions in Funds Securities of the Index Funds as we have done in previous iShares Trust letters. In this context, the Fund Securities consist entirely of nonconvertible debt securities rated by at least one nationally recognized statistical rating organization as "investment grade." Rule 101(c)(2) specifically exempts these securities from the provisions of Rule 101.

[15] As noted *supra*, footnote 10, the Fund Securities consist of entirely of nonconvertible debt securities rated by at least one nationally recognized statistical rating organization as "investment grade." Since Rule 102(d)(2) specifically exempts these securities from the provisions of Rule 102, we have not included a request for relief from the provisions of Rule 102 with respect to transactions in Fund Securities.

D. <u>Rule 10b-10</u>

Rule 10b-10 requires a broker or dealer effecting a transaction in a security for a customer to give or send written notification to such customer disclosing the information specified in paragraph (a) of Rule 10b-10, including the identity, price and number of shares or units (or principal amount) of the security purchased or sold. The Trust requests that the Commission grant an exemption from Rule 10b-10, as discussed below, with respect to the creation (*i.e.*, issuance) or redemption of iShares (all of which are in Creation Unit Aggregations) of the Index Funds. The Trust is not requesting exemptive or interpretive relief from Rule 10b-10 in connection with purchases and sales of iShares in the secondary market.

The Trust proposes that broker-dealers or other persons acting for their customers in either depositing Deposit Securities in exchange for Creation Unit Aggregations or redeeming iShares in Creation Unit Aggregations for Fund Securities be permitted to provide such customers with a statement of the number of Creation Unit Aggregations created or redeemed without providing a statement of the identity, number and price of units of individual Deposit Securities included in the Fund Deposit tendered to an Index Fund for purposes of purchasing Creation Unit Aggregations, or the identity, number and price of units of Redemption Securities to be delivered by the Trust to the redeeming holder. The composition of the Deposit Securities required to be tendered to an Index Fund for creation purposes and of the Redemption Securities to be delivered on redemption will be disseminated by DTC or the Distributor on each Business Day and will be applicable to requests for creations or redemptions, as the case may be, on that day. This information will be publicly available at the Amex and will be made available to requesting broker-dealers or other persons through other third-party information providers. Moreover, institutions and market professionals will be readily able to calculate independently such information based on publicly available information. We anticipate that any institution or broker-dealer engaging in creation or redemption transactions would have done so only with knowledge of the composition of the applicable securities, so that specific information in the Rule 10b-10 notification would be redundant.

The Trust agrees that any exemptive relief under Rule 10b-10 with respect to creations and redemptions be subject to the following conditions:

(1) Confirmations to customers engaging in creations or redemptions must state that all information required by Rule 10b-10 will be provided upon request;

(2) Any such request by a customer for information required by Rule 10b-10 will be filled in a timely manner, in accordance with Rule 10b-10(c); and

(3) Except for the identity, number and price of units of the component securities of the Deposit Securities and Redemption Securities, as described above, confirmations to customers must disclose all other information required by Rule 10b-10(a).

E. <u>Rule 10b-17</u>

Rule 10b-17 requires an issuer of a class of publicly-traded securities to give notice of certain specified actions (*e.g.*, dividends, stock splits, rights offerings) relating to such class of securities in accordance with Rule 10b-17(b). Paragraph (c), however, states that the rule shall not apply to redeemable securities issued by open-end investment companies and unit investment trusts registered under the 1940 Act. Except for the fact that iShares must be redeemed in Creation Unit-size aggregations, iShares are redeemable securities issued by open-end investment companies. Therefore, the exemption under paragraph (c) of Rule 10b-17, should be applicable to the Index Funds.

F. Section 11(d)(1); Rules 11d1-1 and 11d1-2

Section 11(d)(1) of the Exchange Act generally prohibits a person who is both a broker and a dealer from effecting any transaction in which the broker-dealer extends credit to a customer on any security which was part of a new issue in the distribution of which he participated as a member of a selling syndicate or group within thirty days prior to such transaction. Rule 11d1-1 provides an exemption from Section 11(d)(1) with respect to any transaction by a broker-dealer who extends credit to a customer under the circumstances provided in paragraphs (a) through (e) of the rule. Rule 11d1-2 provides an exemption from Section 11(d)(1) for securities issued by a registered open-end investment company or unit investment trust with respect to transactions by a broker-dealer who extends credit on such security, provided the person to whom credit has been extended has owned the security for more than thirty days.

The Trust hereby requests that the Staff clarify that Section 11(d)(1) does not apply to broker-dealers that engage in both proprietary and customer transactions in iShares of the Index Funds in the secondary market but do not create Creation Unit Aggregations. The Trust believes that application of the thirty-day restriction in Rule 11d1-2 to broker-dealers engaging exclusively in secondary market transactions in iShares does not further the purposes of Section 11(d)(1) or Rule 11d1-2.[16] The only compensation a broker-dealer will receive for representing a customer in purchasing iShares is the commission or asset-based brokerage account fee charged to that customer, which in all likelihood is the same compensation the broker-dealer would receive in connection with any security purchase by a customer. There is no special financial incentive to a broker-dealer, other than the broker-dealer's regular commission, to engage in secondary market transactions in iShares, either as principal or agent.

The Trust also requests that the Staff not recommend enforcement action to the Commission under Section 11(d)(1) of the Exchange Act if broker-dealers treat iShares of the Index Funds, for purposes of Rule 11d1-2, as "securities issued by a registered open-end investment company ... as defined in the Investment Company Act" and thereby extend credit or maintain or arrange for the extension or maintenance of credit on iShares that have been owned by the persons to whom credit is provided for more than thirty days, in reliance on the exemption contained in the rule.

[16] The Trust notes that broker-dealers that engage in both creation of Creation Unit Aggregations of iShares and secondary market transactions in iShares, and that meet the requirements of Rule 11d1-1, may be covered by the exemptions provided in such rule.

Morgan Lewis
COUNSELORS AT LAW

G. Rule 15c1-5 and 15c1-6

Rule 15c1-5 requires a broker or dealer controlled by, controlling, or under common control with, the issuer of a security who induces the purchase or sale by a customer of a security, to disclose the existence of such control before entering into a contract with or for such customer for the purchase or sale of such security. Rule 15c1-6 requires a broker or dealer to send a customer written notification of its participation in the primary or secondary distribution of any security in which it effects any transaction in or for such customer's account or induces the purchase or sale of such security by such customer.

For the reasons discussed above in Part III. B and C, the Trust believes that disclosure by a broker-dealer of a control relationship with the issuer of a Fund Security in an Underlying Index of an Index Fund or of a participation in the distribution of one of the Fund Securities would impose an unnecessary and unjustifiable burden on broker-dealers engaging in Index Fund iShare transactions for their customers. There is no realistic potential for manipulating the market price of a Fund Security by transactions in iShares. Such a strategy would be both expensive and inefficient and, moreover, each Index Fund will not own more than 10% of any one company's voting securities. Application of the rules could adversely affect the attractiveness of iShares to broker-dealers and thereby affect market liquidity and the utility of iShares as a form of basket trading. The Trust, therefore, requests the Staff to grant no-action relief from application of the rules with respect to creations and redemptions of the Index Funds' iShares and secondary market transactions therein.

IV. Conclusion

Based on the foregoing, we respectfully request that the Commission and the Staff grant the relief requested herein. The forms of relief requested are virtually identical to those actions which the Commission and the Staff have taken in similar circumstances and for the other Funds of the Trust. Should you have any questions please call the undersigned at (202) 739-5116 or W. John McGuire at (202) 739-5654.

Very truly yours,

Lisa Chaikin Hamman

Lisa Chaikin Hamman

cc: Brice Prince, Office of Chief Counsel, Division of Market Regulation
Richard Bayus, Office of Risk Management and Control, Division of Market Regulation
Michael Mundt, Senior Special Counsel, Division of Investment Management
Richard Morris, Barclays Global Investors, N.A.
W. John McGuire, Morgan, Lewis & Bockius LLP
John V. Ayanian, Morgan, Lewis & Bockius LLP